

August 24, 2011

Via E-mail
Ms. Tawny Lam
President
Nova Lifestyle, Inc.
6541 East Washington Blvd.
Commerce, CA 90040

> **Re:** **Nova Lifestyle, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed August 10, 2011**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 333-163019**

Dear Ms. Lam:

We have reviewed your response letter dated August 9, 2011 and the above-referenced filings, and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Current Report on Form 8-K filed on August 10, 2011

Business, page 3

Suppliers and Raw Materials, page 11

1. We note your response to comment 26 of our letter dated July 27, 2011, including your response that you may not be able to pass all increases in raw material costs to your customers in the international markets, but are less susceptible to short-term raw material price swings in China because of rights reserved under your franchise agreements. In future filings, please include similar disclosure in your Business Section under "Suppliers and Raw Materials" and in your Management's Discussion and Analysis, as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 46

2. We note your response to comment 32 of our letter dated July 27, 2011. In future filings, please include disclosure that Mr. Wong and Mr. Ho are co-owners of Nova Holdings, similar to the disclosure that you have included for Mr. Jiang and Mr. Liu regarding their ownership of St. Joyal.

Description of Securities, page 53

3. We note your revisions in response to comment 37 of our letter dated July 27, 2011. We note further that your current disclosure states that the description is a summary of your Articles of Incorporation and Amended and Restated Bylaws. In future filings, please revise your disclosure to state that the summary includes all material provisions of your common stock.

Form 10-Q for the Quarter Ended June 30, 2011

Net Sales, page 28

4. In future filings please identify and quantify the product categories that materially impact your results of operations. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance.

Cost of Sales, page 29

5. You disclose that costs of sales consist primarily of material costs, labor costs and related overhead directly attributable to the production of your products. In future filings please quantify each contributing factor so that an investor can assess the materiality of each contributing factor. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Controls and Procedures, page 34

6. With respect to the material weaknesses relating to (1) the failure to timely accrue or amortize expenses and (2) inadequate policies and procedures for inventory, please supplementally tell us the specific steps the company has taken, if any, to remediate these material weaknesses, and please include such disclosure in future filings, as relevant. Please also clarify what is meant by "subsequent periods" in your statement that the material weaknesses and significant deficiencies were identified in connection with the audit for the year ended December 31, 2010 and "subsequent periods." Further, please tell us how you were able to conclude the inventory balances at December 31, 2010, and subsequent periods were fairly stated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Robert Newman, Esq. (*via E-mail*)
        Newman & Morrison LLP